Securities Compliance Group Ltd

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Wheaton, IL 60187

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www.IBankAttorneys.com

Via EDGAR

Ms. Stacie Gorman

Senior Counsel

Securities and Exchange Commission

Div. of Corporate Finance

Washington, D.C.

Re: MP Ventures, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 23, 2014

File No. 333-198720

Dear Ms. Gorman,

On behalf of MP Ventures, Inc (the “Registrant” or the “Company”), we respond below to comments of the SEC staff on the above-referenced amended registration statement. We set forth specific staff comment and then provide our response. We have attached a revised draft prospectus reflecting our responses and minor product changes, clarifications and corrections.

General

1. When you file your next amendment, please include page numbers. Please also file on EDGAR a marked copy of the amendment showing changes effected in the registration statement by the amendment. See Rule 472 of Regulation C and Rule 310 of Regulation S-T, of the Securities Act of 1933.

Response

The Registration Statement has been further amended to provide for page numbers. Moreover, the Registrant has filed herewith a market copy of the amendment showing changes effected in the registration statement by the amendment in accordance with Rule 472 of Regulation C and Rule 310 of Regulation S-T.

2. We note your response to comment 3 of our letter dated October 7, 2014, and revised disclosure throughout. However, we note your disclosure under the “Our Company” caption that as you acquire clients that own distressed real estate assets, your “business model will develop to include the purchase of such properties with the intent to generate revenue through the leasing of such properties.” We also note your disclosure under the “Market Analysis” caption which appears to describe the due diligence a company would engage in before purchasing a property. Please clarify whether you intend to purchase real estate and revise your disclosure accordingly

Response

The Company does not intend to develop its business plan to include the purchase of certain distressed real estate at this time. Accordingly, the language “business model will develop to include the purchase of such properties with the intent to generate revenue through the leasing of such properties” has been deleted. The amended sub-paragraph reads:

“Plan of Operations: The registrant will seek to provide property management services to the owners of distressed real estate assets, including pre-foreclosure residential real properties, real estate owned “REO” residential properties and property tax liens on residential real properties”

The Company contends that the sub-paragraph entitled “Market Analysis” does not contemplate the purchase of properties by the Company. Rather, the Company will review, on a macro-level, the economics of beginning to offer and market their services to new markets other than New York City and Chicago. To such end, the Company does not intend to accept new clients in markets where it does not foresee being able to obtain significant market share, whether it be because of competition in those markets or the relative lack of distressed properties that the Company directly offers its services to the owners of such properties.

For clarity, the Company has amended the “Market Analysis” sub-paragraph as follows:

“In order to determine and evaluate potential sales and service contracts, the registrant will obtain reports from local and regional commissions, Economic Development Counsels, and through public resources, including circuit court foreclosure records. The Company will not seek to offer and market its services in areas in which it does not believe it can achieve significant market share. Factors which may compel the Company to seek to market and sell its services in new areas would include a lack of competition currently operating in such area or where there is significant volume of distressed properties. Prior to electing to offer our services in any new market, we will perform market and financial analysis to determine the adequacy of the market. That detailed information will include the following:”

3. We note your response to comment 12 of our letter dated October 7, 2014. Please revise your Prospectus Summary and Business Operations sections to clarify that you provide property management services to clients outside of the New York City area through sub-contractors. Please also specify in the Business Operations section that you intend to rely upon sub-contractors in the New York City area for services such as repair and landscaping.

Response

The Company has amended the Prospectus Summary to include the following:

“Service Offerings: Our specific service offerings are grouped in four distinct areas: (a) Tenant management services including advertising properties for rent, showing properties to prospective tenants, conducting background checks on prospective tenants, preparing lease agreements, collecting rents, enforcing lease provisions and responding to tenant communications; (b) property management services including providing for building inspections, repairs, maintenance; (c) real estate investment management including providing property valuations, identifying attractive distressed property acquisition opportunities and assisting with real estate closings; and (d) mechanics lien management services including conducting title searches, verifying the validity and amount of mechanics liens, assessing the value of a given mechanics lien and determining the probability of foreclosure of a mechanics lien. We will rely on our Chief Executive Officer to provide services with regards to tenant management and real estate investment management services. We will rely on qualified third party subcontractors to provide for our property management service offering.

Target Markets; Our initial target markets will be the metro New York City and Chicago markets. We will seek to expand into other markets as we begin identify attractive opportunities.”

For consistency, we have likewise amended the Business Operations section, Services sub-paragraph to include

“More specifically, our specific service offerings are grouped in four distinct areas: (a) Tenant management services including advertising properties for rent, showing properties to prospective tenants, conducting background checks on prospective tenants, preparing lease agreements, collecting rents, enforcing lease provisions and responding to tenant communications; (b) property management services including providing for building inspections, repairs, maintenance; (c) real estate investment management including providing property valuations, identifying attractive distressed property acquisition opportunities and assisting with real estate closings; and (d) mechanics lien management services including conducting title searches, verifying the validity and amount of mechanics liens, assessing the value of a given mechanics lien and determining the probability of foreclosure of a mechanics lien. We will rely on our Chief Executive Officer to provide services with regards to tenant management and real estate investment management services. We will rely on qualified third party subcontractors to provide for our property management service offering.”

Business Operations

4. Please revise to disclose the material terms of any agreements you have entered into with sub-contractor(s) with respect to your services agreement with Allied Design Build Inc. Please provide details regarding the identity and number of sub-contractors, compensation arrangements, and your ability to terminate your relationships with the sub-contractors. Please file the agreements with the contractors in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe you are not required to do so.

Response

The Company has not yet formally engaged sub-contractors to provide services to real property owned by Allied Design Build, Inc. Our services to Allied Design Build to date have included, among other things, conducting title searches, conducting a property valuation, marketing the property for sale. We have spoken with various carpenters, landscapers and plumbers regarding work required to be performed on behalf of Allied Design Build, but we have not accepted an bid for services and other accepted any agreement.

Management’s Discussion and Analysis . . .

Liquidity and Capital Resources

5. We note your disclosure on page 40 that the expenses related to this offering are estimated to be $15,000. Please reconcile this with your disclosure elsewhere indicating that offering expenses will be $29,250.

Response

The Company has amended to the table on page 40 to reflect the offering expenses of $29,250 as is correctly stated in the Use of Proceeds table.

Report of Independent Registered Public Accounting Firm

6. In your amended filing please include a revised auditor report that makes reference to the appropriate dates of the financial statements presented. We note the current report opines on the financial position and results of operations and cash flows for the period April 14, 2014 through March 31, 2014.

Response

The Company has amended the financial statements to reflect the appropriate dates.

Thank you for your time and consideration on behalf of MP Ventures, Inc.

Yours very truly,

/s/ Adam S. Tracy

Adam S. Tracy

Attorney for MP Ventures, Inc